Exhibit 99.1

ReneSola Provides Business Update and Announces Second Quarter 2017 Results

--Transaction to Transform Company into Pure Play Downstream Player—

-- Company also Reports Second Quarter 2017 Results--

Shanghai, China, September 27, 2017– ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy efficient products, today provides a business update and announces its unaudited second quarter 2017 results.

As announced on September 25, the Company has entered into a definitive share repurchase and subscription agreement (the “SPA”) with Mr. Xianshou Li, the Company's Chairman and Chief Executive Officer (the "Buyer") for the sale of the Company's manufacturing (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution businesses (the “Acquired Businesses”). The transaction will also transfer substantially all of ReneSola’s related indebtedness to Li. The transaction will result in:

i)	The Company will no longer be liable for the bank borrowings in excess of RMB 3 billion, and the Buyer and his spouse will continue to provide personal guarantees for a majority of such bank’s borrowings;

ii)	The acquired businesses will cancel approximately $217.3 million of intercompany payables owed to it by the Company; and

iii)	The Company will issue 180 million ordinary shares to ReneSola Singapore Pte. Ltd., an entity to be fully owned by the Buyer upon completion.

Mr. Li commented, “This transaction completes the strategic transformation that was initiated in 2015. We will exit the manufacturing business, which has been impaired by overcapacity, pricing pressure and low profitability, and will become a pure play in the rapidly growing and profitable project development market. We believe this is the best path forward for ReneSola. The losses and a weakened balance sheet of the manufacturing business have been significant constraints on the growth of our downstream business. I am very excited to see ReneSola start anew with a stronger balance sheet, a highly capable team and significant growth opportunities. This transaction represents the beginning of a new chapter for ReneSola.”

This transaction will significantly improve the Company’s balance sheet, providing the financial flexibility necessary to drive the growth of the Company’s project development business. The table below summarizes the pro forma changes in the Company’s balance sheet, based on the terms of the transaction when it is completed.

All amounts, other than percentages, are in millions of US$	Post- Transaction June 30, 2017	Pre-Transaction June 30, 2017
Total Asset	250.0	1,154.9

Total Liabilities	169.5	1,140.2

----Bank Borrowings	33.5	701.7

Total Equity	80.5	14.7

Debt-Asset Ratio	67.8%	98.7%

The table below outlines the key benefits that ReneSola expects to derive from this transaction.

Key Benefits	Details
Low Leverage	Eliminate over RMB 3 billion of bank debt
Debt-asset ratio of 68% down from 98.7% as of June 30, 2017
Lower Management & Financial Costs	Management costs are expected to drop from $46 million to $12 million per year
Financial costs to further decrease
Enhanced Financing Ability for Projects	Lower corporate leverage improves project bankability
Healthy balance sheet enables the Company to lower financing cost and achieve attractive IRR for projects
Restore Investor Confidence	Operate growing project business with proven track record
Spin-off indebted manufacturing business
Solid global project pipeline to ensure future growth
Strategic Success	Completes multi-year transition to downstream business

Project Development Strategy

Since entering the project development business, ReneSola has developed over 480 MW of projects around the world. These projects range from utility scale to smaller rooftop distributed generation. They share the common traits of operating in stable, mature markets with attractive subsidies. The Company believes that its strong track record in solar project development will enable it to accelerate the development of its project pipeline, as well as attract project financing on favorable terms.

While Build-Transfer continues to be an important strategy for the foreseeable future, ReneSola also intends to retain more projects in selected regions and become an independent power producer (“IPP”). The IPP model is especially attractive, due to the resulting high margin recurring revenue. Over time, the Company intends to shift a meaningful amount of its revenue to recurring power sales.

The Company believes the China rooftop solar market is an especially lucrative opportunity and has aggressively established its presence in that market. Rooftop projects can provide steady cash flow, double-digit IRRs, and reduced risk of curtailment or subsidy delays. ReneSola currently owns over 130 MW of rooftop projects under development, concentrated in a handful of eastern provinces of China with attractive development environments. The Company anticipates to own 150 MW of China’s rooftop projects by the end of 2017.

Operating Assets	Capacity (MW)
China DG	131.2
-Zhejiang	33.3
-Anhui	28.8
-Henan	57.9
-Jiangsu	5.7
-Shandong	5.5
Romania	15.4

Mr. Li further commented, “We have demonstrated our ability to successfully build and transfer solar power projects globally. Our project development team consists of 314 dedicated employees around the world. Our strong and capable team, extensive financing relationships and track record of success give us high confidence that we can profitably grow the ‘new’ ReneSola.”

The following table sets forth the Company’s late-stage project pipeline by location:

Project Location	Shovel-ready (MW)
USA	151.8
UK	4.3
Japan	17.5
Canada	8.6
Turkey	133.0[1]
France	0.3
Poland	55.0
Thailand	5.0
China DG	104.5
Total	480.0

As of September 10, 2017, the Company had a pipeline of over 1 GW of projects in various stages, of which 480 MW are projects that are “shovel-ready”. The shovel-ready projects include (i) oversea projects that ReneSola has the right to develop or has self-originated in that ReneSola has obtained definitive agreement, and (ii) projects in China that are either owned by ReneSola and have been filed with PRC National Development and Reform Commission, or third-party projects to which the Company has signed definitive agreements for EPC services. The Company has identified a number of opportunities in China’s domestic distributed generation market, and had 104.5 MW of such projects in the shovel-ready stage as of September 10, 2017.

1 With the start of operation, ReneSola holds 50% of the economics in the projects, which are held for sale and expected to be sold in the normal course upon connection or shortly thereafter.

Outlook

For the third quarter of 2017, the Company’s project business is expected to generate revenue in the range of $40 to $45 million and overall gross margin in the range of 15% to 20% with the gross margin of IPP business in the range of 65%-70%. The Company expects to connect 20 to 30 MW of projects during the third quarter of 2017.

Second Quarter 2017 Financial Results

The Company today also announced its unaudited financial results for the second quarter of 2017. Because the majority of revenue and losses are related to the Acquired Businesses being sold, the consolidated results are not indicative of the Company’s future financial outlook. As such, the Company is only presenting a brief summary for informational purposes.

Second quarter revenue of $151.6 million was down 3.2% sequentially and down 39.4% year-over-year. Net loss was $31.5 million, compared to net loss of $23.2 million in Q1 2017 and net income of $5.5 million in Q2 2016.

The Company recognized revenue of $3.1 million from the sale of rooftop projects of 3.0 MW in China’s domestic distributed generation market in Q2 2017. The Company also signed an agreement to sell a utility-scale project located in North Carolina with a capacity of approximately 6.75 MW with revenue expected to be recognized in Q3 2017. Subsequent to the end of the quarter, the Company signed additional agreements to sell projects overseas, including (i) two ground-mount projects in the United Kingdom with a combined capacity of approximately 10 MW; and (ii) a portfolio of ground-mount projects in North Carolina with an aggregate capacity of 24 MW. These projects are expected to be connected to the grid by December 2017.

Conference Call Information

ReneSola's management will host an earnings conference call on September 27, 2017 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 77739816.

A replay of the conference call may be accessed by phone at the following numbers until October 5, 2017. To access the replay, please again reference the conference passcode 77739816.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and technology provider of energy efficient products. Leveraging its global presence, expansive distribution and sales network, ReneSola is well positioned to develop green energy projects with attractive return and provide its highest quality green energy products around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Jun 30,	Mar 31,	Jun 30,
	2017	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	28,633	26,634	23,723
Restricted cash	110,661	117,783	139,645
Accounts receivable, net of allowances for doubtful accounts	112,185	108,230	185,573
Inventories	92,291	153,220	165,470
Advances to suppliers-current	15,891	15,727	23,286
Amounts due from related parties	12,553	9,385	77
Value added tax recoverable	8,084	10,956	5,911
Prepaid income tax	1,142	1,115	4,338
Prepaid expenses and other current assets	20,723	16,002	18,288
Project assets	116,869	75,574	64,756
Deferred convertible notes issue costs-current
Derivative assets	124	-	2,077
Assets held-for-sale	-	8,540	-
Deferred tax assets-current, net	-	-	-
Total current assets	519,156	543,166	633,144

Property, plant and equipment, net	537,595	486,278	568,090
Prepaid land use right, net	32,204	31,923	35,842
Deferred tax assets-non-current, net	16,766	19,168	14,403
Advances for purchases of property, plant and equipment	3,554	1,824	285
Deferred project costs	20,913	19,153	17,576
Project assets-noncurrent	4,537	6,103	9,463
Other long-lived assets	20,201	18,706	9,943
Total assets	1,154,926	1,126,321	1,288,746

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current
Short-term borrowings	671,432	647,587	716,512
Accounts payable	203,185	221,580	280,609
Advances from customers-current	83,954	36,701	20,342
Amounts due to related parties	5,076	4,575	2,831
Other current liabilities	61,473	59,655	66,536
Income tax payable	318	302	128
Derivative liabilities	-	371	-
Warrant liability	-	-	26
Total current liabilities	1,025,438	970,771	1,086,984

Convertible notes payable-non-current
Long-term borrowings	30,328	31,057	-
Deferred revenue	33,305	32,566	28,366
Warranty	28,704	28,114	38,870
Deferred subsidies and other	21,267	20,943	22,203
Other long-term liabilities	1,139	939	15
Total liabilities	1,140,181	1,084,390	1,176,438

Shareholders' equity
Common shares	476,658	476,658	477,171
Additional paid-in capital	8,569	8,420	7,994
Accumulated loss	(524,665)	(493,215)	(424,020)
Accumulated other comprehensive income	53,385	50,068	51,163
Total equity attribute to ReneSola Ltd	13,947	41,931	112,308
Noncontrolling interest	798	-	-
Total shareholders' equity	14,745	41,931	112,308

Total liabilities and shareholders' equity	1,154,926	1,126,321	1,288,746

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended			Six Months Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016

Net revenues from third parties	151,632	148,267	250,038	299,899	510,734
Net revenues from related parties	-	8,343	-	8,343	0
Total net revenues	151,632	156,610	250,038	308,242	510,734
Cost of revenues	(147,509)	(154,889)	(208,886)	(302,398)	(425,077)
Gross profit	4,123	1,721	41,152	5,844	85,657
GP%	2.72%	1.10%	16.50%	1.9%	16.8%
Operating (expenses) income:
Sales and marketing	(11,753)	(3,776)	(15,152)	(15,529)	(28,652)
General and administrative	(12,649)	(12,450)	(13,525)	(25,099)	(26,794)
Research and development	(5,352)	(5,707)	(7,424)	(11,059)	(15,614)
Other operating income	5,250	2,458	1,324	7,708	4,018
Total operating expenses	(24,504)	(19,475)	(34,777)	(43,979)	(67,042)

Income (loss) from operations	(20,381)	(17,754)	6,375	(38,135)	18,615
	-13.40%	-6.30%	2.50%	-12.37%	3.64%

Non-operating (expenses) income:
Interest income	378	312	715	690	1,492
Interest expense	(8,571)	(9,248)	(8,477)	(17,819)	(18,337)
Foreign exchange gains (losses)	(78)	161	4,336	83	7,281
Gains (losses) on derivatives, net	(411)	(332)	2,869	(743)	2,267
Investment gain on disposal of subsidiaries	-	-	-	0	7
Gains on repurchase of convertible bonds	-	-	-	0	213
Fair value change of warrant liability	-	-	131	0	551
Income (loss) before income tax, noncontrolling interests	(29,063)	(26,861)	5,949	(55,924)	12,089

Income tax (expense) benefit	(2,396)	3,621	(425)	1,225	(832)
Net income (loss)	(31,459)	(23,240)	5,524	(54,699)	11,257

Less: Net income (loss) attributed to noncontrolling interests	(9)	0	0	(9)	0
Net income (loss) attributed to holders of ordinary shares	(31,450)	(23,240)	5,524	(54,690)	11,257

Earnings per share
Basic	(0.16)	(0.12)	0.03	(0.27)	0.06
Diluted	(0.16)	(0.12)	0.03	(0.27)	0.06

Earnings per ADS
Basic	(1.57)	(1.16)	0.27	(2.73)	0.56
Diluted	(1.57)	(1.16)	0.27	(2.73	0.56

Weighted average number of shares used in computing loss per share
Basic	200,538,902	200,538,902	201,998,340	200,538,902	202,580,825
Diluted	200,538,902	200,538,902	201,998,340	200,538,902	202,580,825

RENESOLA LTD

Unaudited Consolidated Statements of Comprehensive Income (loss)

(US dollar in thousands)

	Three Months Ended			Six Months Ended
	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016	Jun 30, 2017	Jun 30, 2016
Net income (loss)	(31,459)	(23,240)	5,524	(54,699)	11,257
Other comprehensive income (loss)
Foreign exchange translation adjustment	3,317	(1,165)	(7,921)	2,152	(10,414)
Other comprehensive income (loss)	3,317	(1,165)	(7,921)	2,152	(10,414)

Comprehensive income (loss)	(28,142)	(24,405)	(2,397)	(52,547)	843
Less:comprehensive loss attributable to non-controlling interest	(9)	-	-	(9)	0

Comprehensive income (loss) attributable to ReneSola	(28,133)	(24,405)	(2,397)	(52,538)	843

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Six Months Ended
	Jun 30, 2017	Jun 30, 2016

Operating activities:
Net profit/(loss)	(54,690)	11,257
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	4,032	-
Depreciation and amortization	38,766	39,275
Amortization of deferred convertible bond issuances costs and premium	-	33
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	1,570	131
Gain (loss) on derivatives	743	(2,088)
Fair value change of warrant liability	-	(551)
Gain from settlement of certain payables
Gain from advances from customers
Share-based compensation	339	512
Gain (loss) on disposal of long-lived assets	(3,087)	5,358
Gain on disposal of solar project	-	(2,527)
Impairment of goodwill
Impairment of Intangible assets
Impairment of long-lived assets
Reversal of firm purchase commitment
Gain on disposal of subsidiaries
Gain on CB repurchase	-	(212)
Changes in assets and liabilities:
Accounts receivable	114	(29,480)
Inventories	2,008	1,119
Project assets and deferred project cost	(64,395)	(25,676)
Advances to suppliers	(283)	(6,354)
Amounts due from related parties	119	257
Value added tax recoverable	(4,342)	18,668
Prepaid expenses and other assets	7,464	6,658
Prepaid land use rights, net	1,342	464
Accounts payable	(26,413)	(12,643)
Advances from customers	63,261	(8,198)
Income tax payable	(51)	(778)
Other current liabilities	2,099	(10,050)
Deferred revenue	-	(4,010)
Other non-current assets	-	(458)
Other long-term assets
Warranty	(7,002)	3,821
Deferred taxes assets	(468)	1,959
Other long-term liabilities	249	-
Net cash provided by (used in) operating activities	(38,625)	(13,513)

Investing activities:
Purchases of property, plant and equipment	(22,750)	(4,162)
Advances for purchases of property, plant and equipment	(5,368)	5,140
Cash received from government subsidy
Proceeds from disposal of property, plant and equipment	74	-
Advance from disposal of property, plant and equipment	2,916	-
Changes in restricted cash	(12,248)	(2,895)
Cash consideration for investment, net of cash received	(885)	-
Net cash received (paid) on settlement of derivatives	(621)	179
Purchases of investment securities
Proceeds from disposal of subsidiaries
Net cash provided by (used in) investing activities	(38,882)	(1,738)

Financing activities:
Proceeds from bank borrowings	473,657	497,630
Proceeds from related parties	4,374	-
Repayment of bank borrowings	(412,199)	(464,338)
Proceeds from exercise of stock options
Paid for CB repurchase
Share issuance costs
Repurchace from noncontrolling interests	798	-
Repurchase of convertible notes	-	(25,931)
Cash paid for ADS/s repurchase	-	(981)
Net cash provided by (used in) financing activities	66,630	6,380

Effect of exchange rate changes	2,174	(5,451)

Net increase (decrease) in cash and cash equivalents	(8,703)	(14,322)
Cash and cash equivalents, beginning of period/year	37,336	38,045
Cash and cash equivalents, end of period/year	28,633	23,723